Exhibit 1

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

Blue & Silver Ventures, Ltd.

809,109	$0.58	4/22/2026
922,890	$0.60	4/23/2026
417,813	$0.60	4/24/2026
84,552	$0.60	4/27/2026

(1) The prices reported in this column are weighted average prices. Blue & Silver Ventures, Ltd. undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.